Exhibit 99.3(c)

Stockholders Agreement

This Stockholders Agreement (this "Agreement"), dated as of March 6, 2015, is entered into by Symmetric Capital LLC, a Florida limited liability company (the “Purchaser”), Henry M. Nahmad (“Nahmad”), Michael S. Steiner and Robert M. Steiner. Michael Steiner and Robert Steiner are sometimes hereinafter referred to individually as a “Seller” and collectively as the “Sellers.” The Sellers, the Purchaser and Nahmad are sometimes hereinafter referred to individually as a “Stockholder” and collectively as the “Stockholders.”

RECITALS

WHEREAS, the Purchaser and the Sellers have entered into that certain Stock Purchase Agreement of even date herewith (the “Purchase Agreement”; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement) pursuant to which the Purchaser is acquiring from the Sellers shares of Common Stock, par value $0.025 per share (“Common Stock”), of EnviroStar, Inc., a Delaware corporation (the “Company”), representing in the aggregate approximately 40.4% of the shares of the Company’s Common Stock on a fully diluted basis;

WHEREAS, immediately following the consummation of the transactions contemplated by the Purchase Agreement, the Sellers will continue to own, directly or indirectly, shares of the Company’s Common Stock representing approximately 9.9% of shares of the Company’s Common Stock on a fully diluted basis; and

WHEREAS, in connection with their entry into the Purchase Agreement and the consummation of the transactions contemplated thereby, the Purchaser and the Sellers have agreed to enter into this Agreement, which sets forth certain terms and conditions relating to, among other things, the ownership, transfer and voting of the shares of the Company’s Common Stock owned by them.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Voting

Section 1.01   Sellers Covenants to Vote.

(a)          Each Seller hereby agrees to vote or cause to be voted or consent or cause to be consented, with respect to all matters submitted to a vote or consent, as the case may be, of the Company’s stockholders at any time during the term of this Agreement, whether the matter is brought before any meeting of the stockholders of the Company however called, proposed to be taken by written consent of the stockholders of the Company or otherwise, all of the shares of Common Stock owned or held by such Seller, directly or indirectly (collectively, the “Seller Shares”), as directed by the Manager of the Purchaser. For the avoidance of doubt, the term “Seller Shares” shall include all shares of the Company’s Common Stock owned or held by the Sellers, directly or indirectly, as of the date hereof (after giving effect to the purchase and sale transaction contemplated by the Purchase Agreement) and all shares subsequently acquired by either Seller by any means, including, without limitation, upon exercise of any stock option, warrant or similar purchase right. The term “Manager of the Purchaser” shall mean Nahmad or, if applicable, an entity under his majority control as contemplated by the proviso in Section 4.01(d), in each case in his or its capacity as Manager of the Purchaser.

(b)          In furtherance of the voting agreement of the Sellers contained in Section 1.01(a), each Seller hereby constitutes and appoints as the proxy of such Seller, and hereby grants a power of attorney to, the Manager of the Purchaser, with full power of substitution, with respect to all matters submitted to a vote or consent of the Company’s stockholders as contemplated by the foregoing Section 1.01(a). Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the parties in connection with the transactions contemplated by the Purchase Agreement and this Agreement, including the agreements to vote set forth in this Article I, and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates pursuant to Article IV.

(c)          Each Seller hereby revokes any and all previous proxies or powers of attorney with respect to the Seller Shares and shall not hereafter, unless and until this Agreement terminates pursuant to Article IV, purport to grant any other proxy or power of attorney with respect to any of the Seller Shares, deposit any of the Seller Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person or entity, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Seller Shares.

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(d)          The Purchaser shall indemnify and hold harmless each Seller and each of their Indemnified Persons (as such term is defined in the Purchase Agreement, except that for purposes of this Agreement, none of the Company nor any subsidiary of the Company shall be deemed an Indemnified Person of either Seller) from, against and in respect of any loss (excluding loss of value of the Seller Shares), liability, claim, damage, cost, fine, deficiency, judgment, award, settlement and expense (including, without limitation, interest, penalties, costs of investigation and defense and the reasonable fees and expenses of attorneys and experts) (collectively, “Indemnifiable Expenses”) incurred directly by such Seller or Seller Indemnified Person in connection with any claim asserted by an unaffiliated third party against such Seller or Seller Indemnified Person based upon the voting of the Seller Shares by the Manager of the Purchaser or its designee pursuant to the proxy and power of attorney granted under Section 1.01(b). Notwithstanding the foregoing, the aggregate liability of the Purchaser to any Seller collectively with such Seller’s Indemnified Persons under this Section 1.01(d), together with the aggregate liability of the Purchaser to such Seller collectively with such Seller’s Indemnified Persons under Section 5.3 of the Purchase Agreement, shall not exceed the Purchase Price (as such term is defined in the Purchase Agreement) for such Seller’s Purchased Shares (as such term is defined in the Purchase Agreement). In addition, for the avoidance of doubt, the indemnification contemplated by this Section 1.01(d) shall not apply to any Indemnifiable Expenses incurred in connection with such Seller’s or Seller Indemnified Person’s capacity as a director, officer or employee of the Company.

Section 1.02         Purchaser and Nahmad Covenants to Vote. Each of the Purchaser and Nahmad hereby agrees to vote or cause to be voted or consent or cause to be consented, at any meeting of the stockholders of the Company however called at which Michael Steiner is proposed to be elected to the Company’s Board of Directors, or pursuant to a written consent of the stockholders of the Company relating to the election of Michael Steiner to the Company’s Board of Directors, all of the shares of Common Stock owned or held by it or him, directly or indirectly (collectively, the “Purchaser Shares”), in favor of the election of Michael Steiner to the Company’s Board of Directors; provided Michael Steiner is willing and able to serve, and has consented to serve, as a director of the Company for the applicable directorship term; provided, further that the obligations of the Purchaser and Nahmad under this Section 1.02 shall terminate automatically and forever upon the earliest of (i) the fifth anniversary of the date hereof, (ii) such time, if any, as Michael Steiner, Robert Steiner and their respective Affiliates collectively own less than 5% of shares of the Company’s Common Stock on a fully diluted basis, and (iii) the occurrence of any Termination Event (as hereinafter defined). For the avoidance of doubt, the term “Purchaser Shares” shall include all shares of the Company’s Common Stock owned or held by either the Purchaser or Nahmad, directly or indirectly, whether owned or held by the Purchaser or Nahmad as of the date hereof (after giving effect to the purchase and sale transaction contemplated by the Purchase Agreement) or subsequently acquired by either of them, including, without limitation, upon exercise of any stock option, warrant or similar purchase right.

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Article II
Transfer

Section 2.01   General Restrictions on Transfer of Seller Shares.

(a)          Except as otherwise expressly permitted pursuant to this Article II, no Seller shall Transfer (as hereinafter defined) any Seller Shares without the prior written consent of the Purchaser, which consent may be granted or withheld in the sole and absolute discretion of the Purchaser.

(b)          For all purposes of this Agreement, the term “Transfer” means, as a noun, any direct or indirect, voluntary or involuntary transfer, sale, pledge, encumbrance, assignment, hypothecation, gift, or other disposition and, as a verb, to voluntarily or involuntarily, directly or indirectly, transfer, sell, assign, pledge, encumber, hypothecate, give, or otherwise dispose of, any of the Seller Shares or Purchaser Shares, as the case may be. In addition, with respect to any Seller or Purchaser that is an entity, any Transfer by any equity holder of such entity of his or its equity interests in such entity, or the issuance of any additional equity interests in such entity, shall be deemed to be a Transfer for purposes of this Agreement.

Section 2.02         Permitted Transfers. A Seller shall be free at any time (without the consent of the Purchaser but, in the case of clauses (i), (ii), (iv) of this sentence, upon at least five business days advance written notice to the Purchaser) to Transfer all or any portion of his or its Seller Shares: (i) in the case the transferring Seller is a natural person, to a trust or estate, limited liability company, limited partnership or similar vehicle owned or controlled by such Seller; (ii) in the case of a transferring Seller that is not a natural person, to (A) such Seller’s equity holders on dissolution of such Seller or (B) a wholly owned subsidiary of such Seller; (iii) in the case of any Seller, to the Purchaser (whether pursuant to the provisions of this Article II or otherwise); and (iv) in the case of Robert Steiner, to Michael Steiner. Seller Shares owned or held by a Seller who is a natural person may also be Transferred upon such Seller’s death or involuntarily by operation of law. In addition, Seller Shares may be Transferred pursuant to a merger, consolidation or other business combination involving the Company’s Common Stock that has been approved by the Company’s Board of Directors and otherwise in compliance with all applicable laws, rules and regulations. Notwithstanding the foregoing, in the case of any Transfer permitted under this Section 2.02 (other than a permitted Transfer pursuant to the preceding sentence or clauses (iii) and (iv) of this Section 2.02), it shall be a condition to such Transfer that such transferee agrees, by executing a joinder agreement in substantially the form attached hereto as Exhibit A (y) to be bound by this Agreement as a Seller with respect to all of the Seller Shares Transferred to such transferee, and (z) that all of the Seller Shares Transferred to such transferee remain subject to this Agreement and all of the terms, conditions and restrictions hereof as Seller Shares.

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Section 2.03   Right of First Refusal.

(a)          If, following the date which is one year after the date hereof, a Seller (such Seller, an "Offering Stockholder") receives a bona fide offer (the “Offer”) from any unaffiliated third party (a “Third Party Purchaser”) to purchase any or all of the Seller Shares owned by such Seller (the "Offered Shares") and the Offering Stockholder desires to Transfer the Offered Shares to the Third Party Purchaser pursuant to such Offer, then the Offering Stockholder must first make an offering of the Offered Shares to the Purchaser in accordance with the provisions of this Section 2.03.

(b)          The Offering Stockholder shall, within five business days after receipt of the Offer from the Third Party Purchaser, give written notice (the "Offering Stockholder Notice") to the Purchaser stating that it has received a bona fide offer from a Third Party Purchaser and specifying:

(i)          the number of Offered Shares proposed to be Transferred by the Offering Stockholder;

(ii)         the identity of the Third Party Purchaser;

(iii)        the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)        the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 days from the date of the Offering Stockholder Notice.

The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to each ROFR Purchaser (as hereinafter defined), which offer shall be irrevocable for the ROFR Notice Period (as hereinafter defined).

(c)          Notwithstanding anything to the contrary contained herein, the Purchaser’s right of first refusal contemplated by this Section 2.03 shall be assignable by the Purchaser to the Company, Nahmad or any other Affiliate of the Purchaser.

(d)          Upon receipt of the Offering Stockholder Notice, the Purchaser and, if applicable, its assignee under this Section 2.03 (the “ROFR Purchaser”) shall have thirty days (the "ROFR Notice Period") to elect, in its sole discretion, to purchase all, but not less than all, of the Offered Shares on the terms specified in the Offering Stockholder Notice (subject to the right of the ROFR Purchaser pursuant to Section 2.03(e) below to pay the purchase price solely in cash), by delivering a written notice of such election (a "ROFR Notice") to the Offering Stockholder. Any ROFR Notice shall be binding upon delivery and irrevocable by the ROFR Purchaser.

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(e)          If the ROFR Purchaser elects to purchase all, but not less than all, of the Offered Shares pursuant to this Section 2.03, the ROFR Purchaser and the Offering Stockholder shall take all actions as may be reasonably necessary to consummate the purchase and sale of such Offered Shares, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate, and making all payments in connection therewith, within 30 days after delivery of the ROFR Notice (or if such 30 day period expires during a period in which “insiders” of the Company are prohibited from purchasing or selling securities of the Company and such prohibition applies to the exercise of the ROFR Purchaser’s rights hereunder, within 10 days following the expiration of such restricted period). Notwithstanding anything to the contrary contained herein, if all or any portion of the consideration proposed to be paid by the Third Party Purchaser for the Offered Shares as set forth in the Offering Stockholder Notice is other than cash, the ROFR Purchaser shall have the option exercisable in its sole discretion by specifying the same in the ROFR Notice to pay the purchase price solely in cash, in which case the fair market value of the proposed non-cash consideration shall be determined in good faith by the disinterested members of the Company’s Board of Directors. All cash payments shall be paid by certified check or by wire transfer of immediately available funds to an account designated in writing by the Offering Stockholder to the ROFR Purchaser.

(f)          If the ROFR Purchaser does not elect in an ROFR Notice delivered during the ROFR Notice Period to purchase all, but not less than all, of the Offered Shares, (i) the Purchaser and, if applicable, ROFR Purchaser shall be deemed to have waived their rights to purchase the Offered Shares under this Section 2.03, and (ii) the Offering Stockholder may, during the 60-day period immediately following the expiration of the ROFR Notice Period and subject to Section 2.03(g), Transfer to the Third Party Purchaser all but not less than all of the Offered Shares on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within such period, the rights provided under this Section 2.03 shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third Party Purchaser or otherwise pursuant to this Section 2.03 unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 2.03.

(g)          Notwithstanding anything to the contrary contained herein, it shall be a condition to any Transfer of Offered Shares pursuant to this Section 2.03 that the Third Party Purchaser to whom or which the Offered Shares are Transferred agrees, by executing a joinder agreement in substantially the form attached hereto as Exhibit A, (i) to be bound by this Agreement as a Seller with respect to all of the Offered Shares Transferred to such Third Party Purchaser, and (ii) that all of the Offered Shares Transferred to such Third Party Purchaser remain subject to this Agreement and all of the terms, conditions and restrictions hereof as Seller Shares.

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Section 2.04         Special Call Right.

(a)          The Purchaser shall be entitled to purchase all, but not less than all, of the Seller Shares (such right to purchase the Seller Shares, the “Special Call Right”) in the event of (i) Michael Steiner’s death or Disability (as defined below) at any time during the term of this Agreement or (ii) a Termination Event (as defined below). The Purchaser may only exercise the Special Call Right by sending written notice of such exercise (a “Special Call Right Notice”) to the Sellers (x) in the case of exercise relating to a Termination Event, prior to the later of the first anniversary of the date hereof and the date which is 30 days after the Termination Event, and (y) in the case of exercise relating to Michael Steiner’s death or Disability, the date that is 120 days following the date of Michael Steiner’s death or Disability; provided in each case that if the period for exercising the Special Call Right expires during a period in which “insiders” of the Company are prohibited from purchasing or selling securities of the Company and such prohibition would apply to the exercise of the Special Call Right, the period for exercising the Special Call Right shall be extended until the tenth day following the expiration of such restricted period.

The term “Disability” means Michael Steiner’s disability, legal, physical, mental or otherwise, that would preclude or materially limit his ability to take any required action with respect to the Seller Shares hereunder for any consecutive 90-day period. If disputed, any physical or mental Disability shall be determined by a medical doctor approved by the Purchaser and the Company’s Board of Directors. Michael Steiner shall submit to a reasonable number of examinations by the medical doctor making any such determination of Disability and hereby authorizes the disclosure and release to the medical doctor of all supporting medical records. If disputed, any legal disability shall be determined by a court of competent jurisdiction.

The term “Termination Event” shall mean the cessation of Michael Steiner’s employment with the Company due to a termination by the Company for Cause (as defined below) or a voluntary resignation by Michael Steiner without Good Reason (as defined below), in each case only during the one-year period commencing on the date hereof.

The term “Cause” shall have the meaning set forth in any employment agreement between the Company and Michael Steiner in effect as of the date of termination of his employment with the Company, or if no such employment agreement is in effect, then “Cause” shall mean, with respect to Michael Steiner: (i) the breach of fiduciary duty or willful misconduct with respect to the Company or any of its Affiliates, which results or is reasonably likely to result in material harm to the Company or any of its Affiliates, provided that Michael Steiner shall be entitled to (A) written notice within 10 calendar days of such breach or action and (B) an opportunity to cure such breach or action to the reasonable satisfaction of the Company’s Board of Directors during a period of 30 calendar days following notice of such breach or action; (ii) the commission of an act of fraud with respect to the Company or any of its Affiliates, which results or is reasonably likely to result in material harm to any of such persons; provided that Michael Steiner shall be entitled to (A) written notice within 10 calendar days of such act and (B) an opportunity to cure such act to the reasonable satisfaction of the Company’s Board of Directors during a period of 30 calendar days following notice of such act; or (iii) the conviction of or plea of guilty or nolo contendere to a felony carrying mandatory jail time of more than twelve (12) months.

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The term “Good Reason” shall have the meaning set forth in any employment agreement between the Company and Michael Steiner in effect as of the date of his resignation, or if no such employment agreement is in effect, then “Good Reason” shall mean Michael Steiner’s resignation from his employment with the Company due to: (i) a material breach by the Company of any material obligation owed to Michael Steiner in connection with his employment with the Company (including the failure of the Company to pay any amount, or to provide any benefit, to which Michael Steiner may be entitled from time to time), excluding for this purpose any breach which is remedied by the Company within 30 calendar days after receipt of written notice thereof given by Michael Steiner; (ii) the assignment to Michael Steiner of any duties inconsistent in any material respect with the Michael Steiner’s position (including status, titles and reporting requirements), authority, duties or responsibilities (in each case as compared to the same as they exist immediately following the consummation of the transactions contemplated by the Purchase Agreement), or any other action or omission by the Company that results in a material diminution in such position, title, authority, duties or responsibilities (in each case as compared to the same as they exist immediately following the consummation of the transactions contemplated by the Purchase Agreement), excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company within 30 calendar days after receipt of written notice thereof given by Michael Steiner; or (iii) the relocation of Michael Steiner’s principal place of work to a location that is greater than 50 miles from the Company’s current principal executive office located in Miami, Florida.

(b)          If the Purchaser elects to exercise the Special Call Right, whether pursuant to Section 2.04(a)(i) or (ii), the purchase price for the Seller Shares shall equal the Fair Market Value (as hereinafter defined) of the Seller Shares. Such purchase price shall be allocated among the Sellers in proportion to the number of Seller Shares owned by each of them compared to the total number of Seller Shares, and the portion of the purchase price to be paid to each Seller shall be paid in cash by certified or cashier’s check or by wire transfer of immediately available funds to the account designated in writing by such Seller.

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The “Fair Market Value” of the Seller Shares shall equal the number of Seller Shares to be purchased by the Purchaser pursuant to the Special Call Right multiplied by the Current Per Share Market Price (as hereinafter defined) of the Company’s Common Stock. The “Current Per Share Market Price” of the Company’s Common Stock shall be deemed to be the average of the daily closing prices per share of the Company’s Common Stock for the 30 consecutive trading days immediately prior to, but not including, the date of the Special Call Right Notice; provided, however, that the Current Per Share Market Price shall be appropriately adjusted in the event that, during the 30-day trading period referenced above, (i) a dividend or distribution on the Company’s Common Stock is paid in shares of the Company’s Common Stock or securities convertible into such shares or (ii) any subdivision, combination or reclassification of the Company’s Common Stock is effected. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal national securities exchange on which the Company’s Common Stock is listed for trading at the relevant time, or if the Company’s Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use, or if the Company’s Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker selected by the Company’s Board of Directors making a market in the Company’s Common Stock. Notwithstanding the foregoing, if the Company’s Common Stock is not publicly held or not so listed or traded, or is not the subject of available bid and asked quotes, in each case at any time during the 30-day trading period described in this paragraph, then the “Fair Market Value” of the Seller Shares shall mean the fair value of such shares as determined in good faith by the disinterested members of the Company’s Board of Directors, whose determination shall be described in a written statement delivered to the Purchaser and the Sellers.

(c)          Within ten days after the date of the Special Call Right Notice (or to the extent applicable pursuant to the preceding paragraph, within ten days after the delivery to the Purchaser and the Sellers of the determination by the Company’s Board of Directors of the Fair Market Value of the Seller Shares), the closing of the Transfer pursuant to the Special Call Right shall be held at which (i) the Sellers shall Transfer the Seller Shares to the Purchaser, and in connection therewith, execute and deliver any and all stock certificates, stock powers and other documentation necessary to effect or evidence the Transfer, and (ii) the Purchaser shall pay to the Sellers the applicable purchase price for the Seller Shares in accordance with Section 2.04(b).

(d)          Notwithstanding anything to the contrary contained herein, the Special Call Right shall be assignable by the Purchaser to the Company, Nahmad or any other Affiliate of the Purchaser, in which case such assignee shall be substituted for the Purchaser for purposes of the provisions of this Section 2.04 as applicable.

Section 2.05   Condition to Transfer of Purchaser Shares. For so long as the Purchaser and Nahmad are required to vote for the election of Michael Steiner to the Company’s Board of Directors in accordance with Section 1.02 (such period, the “Purchaser Share Restricted Period”), it shall be a condition to any Transfer of the Purchaser Shares that the transferee agrees, by executing a joinder agreement in substantially the form attached hereto as Exhibit A, (i) to be bound by this Agreement as a Purchaser with respect to all of the Purchaser Shares Transferred to such transferee, and (ii) that all of the Purchaser Shares Transferred to such transferee remain subject to this Agreement and all of the terms, conditions and restrictions hereof as Purchaser Shares.

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Section 2.06   Drag-Along and Tag-Along Rights.

(a)          If the Purchaser elects to sell (either in a single or a series of related transactions) shares representing 25% or more of the Purchaser Shares (such Purchaser Shares desired to be so Transferred, the “Transferor Shares”)) to an unaffiliated third party (a “Drag-Tag Buyer”), then, at least 30 days prior to the date upon which the Purchaser intends to consummate such Transfer, the Purchaser shall give written notice thereof which notice shall set forth the consideration to be paid by the Drag-Tag Buyer, and the other material terms and conditions of such transaction (such notice, the “Transferor Notice”) to each Seller, and such notice may also include notice to the Sellers that the Purchaser desires (the “Drag-Along Right”) that each such Seller Transfer in the transaction the percentage of his, her or its Seller Shares equal to the percentage of the Transferor Shares being Transferred in the transaction compared to all of Purchaser Shares owned by the Purchaser at that time (the “Ratable Percentage Shares”) and on the same terms and conditions, including price, upon which the Purchaser is Transferring the Transferor Shares. The Sellers shall, subject to the provisions of this Section 2.06, consent to and raise no objections against such Transfer by the Purchaser and, if requested to do so by the Purchaser in the Transferor Notice, Transfer their respective Ratable Percentage Shares, subject to the provisions of this Section 2.06, on the same terms and conditions upon which the Purchaser is Transferring the Transferor Shares.

(b)          If the Purchaser proposes to sell Transferor Shares pursuant to any transaction or series of related transactions as to which the Purchaser would be entitled to exercise the Drag-Along Right but the Purchaser does not so elect to exercise the Drag-Along Right, then, as a condition to such Transfer, each Seller shall have the right (the “Tag-Along Right”) to sell to the Drag-Tag Buyer, at such Seller’s option, such Seller’s Ratable Percentage Shares (as calculated in the same manner as set forth in Section 2.06(a)), on the same terms and conditions and at the same price as are applicable to the Transferor Shares. In the event that the Tag-Along Right applies with respect to a proposed Transfer of Transferor Shares, then (i) the Purchaser shall provide notice thereof in the Transferor Notice and (ii) each Seller shall have 30 days following receipt of the Transferor Notice to elect to sell all or a portion of such Seller’s Ratable Percentage Shares. The failure of a Seller to notify the Purchaser of its election of the Tag-Along Right within such 30 day period shall be deemed to constitute a waiver of such Seller’s Tag-Along Right with respect to such Transfer. If the Drag-Tag Buyer is unwilling to purchase the Transferor Shares and all of the Seller Shares desired to be sold by Sellers exercising the Tag-Along Right, then, at the Purchaser’s sole option, either (i) the transaction shall not be consummated or (ii) each of the Transferor Shares and the Seller Shares desired to be sold in the transaction by Sellers exercising the Tag-Along Right shall be ratably reduced to equal an amount of shares determined by multiplying the Transferor Shares or the applicable Seller Shares, as the case may be, by a fraction, the numerator of which is the total number of shares which the Drag-Tag Buyer agrees to purchase in the transaction and the denominator of which is the total number of Transferor Shares and Seller Shares desired to be sold in the transaction.

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(c)          If the Purchaser exercises the Drag-Along Right, each Seller shall, and each Seller who exercises the Tag-Along Right shall, take such actions as reasonably necessary to consummate the applicable transaction, including, without limitation, to execute and deliver a definitive purchase and sale (or other similar) agreement, in substantially the same form and substance as the definitive agreement executed and delivered by the Purchaser; provided, that (i) if the Purchaser exercises the Drag-Along Right, no Seller will be required to provide representations and warranties other than several (and not joint) representations and warranties, and indemnities with respect thereto, substantially similar in scope and substance (other than to conform the same to the applicable transaction) to the representations and warranties made by the Sellers in Sections 2.1 through 2.7 of the Purchase Agreement, and the indemnities given by the Sellers with respect thereto, and (ii) if the Tag-Along Right is exercised, (A) the representations and warranties relating specifically to a Seller participating in the transaction shall be made only by such Seller and any indemnification provided by any Seller participating in the transaction with respect to the Company, if any, shall be based on the shares being Transferred by each of them vis a vis all of the shares in the Company being Transferred in the transaction, on a several, not joint, basis, (B) no Seller shall be required to provide any indemnity in such transaction that provides for liability to such Seller in excess of the amount of proceeds actually received by such Seller in such transaction, and (C) each of the Purchaser and each Seller participating in the transaction shall bear its pro rata share of the costs of the transactions based on the net proceeds to be received by each such person in connection with the transaction to the extent such costs are incurred for the benefit of persons selling shares in the transaction and are not paid by the Drag-Tag Buyer.

(d)          The Purchaser shall have 120 days following the date of the Transferor Notice in which to consummate a transaction subject to this Section 2.06 on the terms set forth in the Transferor Notice (which 120-day period shall be extended for a reasonable time to the extent reasonably necessary to obtain any regulatory approvals or if necessary to enable the Purchaser and any Seller as an insider of the Company to engage in a transaction in the securities of the Company). If at the end of such period, the Purchaser has not completed the transaction other than as a result of any action or inaction by a Seller in breach of this Agreement, the Purchaser may not then effect a transaction subject to this Section 2.06 without again fully complying with the provisions of this Section 2.06.

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Article III
Representations and Warranties

Section 3.01   Representations and Warranties. Each Seller, severally and not jointly, represents and warrants to the Purchaser and Nahmad, and each of the Purchaser and Nahmad, severally and not jointly, represents and warrants to the Sellers, that:

(a)          if such Stockholder is not a natural person, such Stockholder is duly organized and validly existing in good standing under the laws of the jurisdiction in which it is formed, and has the requisite power and authority to own its properties and to carry on its business as now being conducted;

(b)          if such Stockholder is a natural person, such Stockholder is under no impairment or other disability, legal, physical, mental or otherwise, that would preclude or limit the ability of the Seller to enter into this Agreement or perform his obligations hereunder;

(c)          such Stockholder has the requisite power and authority to enter into and perform its or his obligations under this Agreement;

(d)          the execution and delivery of this Agreement by such Stockholder have been duly authorized and, except for filings required under the Exchange Act, no further filing, consent, or authorization is required;

(e)          this Agreement has been duly executed and delivered by such Stockholder, and constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies;

(f)          the execution, delivery and performance of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not: (i) if such Stockholder is not a natural person, result in a violation of the organizational documents of such Stockholder; (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Stockholder is a party or by which such Stockholder is bound or to which any of its or his assets or properties are subject; or (iii) result in a violation of any Law applicable to such Stockholder or by which any of his or its assets or properties is bound or affected; and

(g)          except for this Agreement, the Purchase Agreement and any agreements or arrangements that were terminated prior to the consummation of the transactions contemplated by the Purchase Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the shares of the Company’s Common Stock owned or held by such Stockholder, including agreements or arrangements with respect to the acquisition or disposition of such shares or any interest therein or the voting of such shares.

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Article IV
Term and Termination

Section 4.01   Termination. The term of this Agreement shall commence on the date hereof and shall terminate upon the earliest of (a) such time, if any, as no Seller Shares remain subject to this Agreement, (b) the dissolution, liquidation, or winding up of the Company, (c) such time, if any, as the holder(s) of a majority of the Purchaser Shares elect to terminate this Agreement by providing written notice of such termination to the Sellers, (d) the date that Nahmad is no longer the sole Manager of the Purchaser; provided that this Agreement will not be subject to termination under this clause (d) if an entity over which Nahmad has majority control is the sole Manager of the Purchaser or Nahmad or any such majority controlled entity otherwise continues to have majority control over the Purchaser, or (e) the fifth anniversary of the date hereof; provided, however, that solely in the case of clause (e), if any period for giving notice or exercising a right or option under, or otherwise complying with the provisions of or completing a transaction (or, if applicable, series of related transactions), under, Sections 2.03, 2.04 or 2.06 is in effect on the fifth anniversary of the date hereof, then solely with respect to such transaction (or, if applicable, series of related transactions), the provisions of Sections 2.03, 2.04 and 2.06, as the case may be, and the Parties’ respective obligations thereunder shall survive the termination of this Agreement in accordance with their terms.

Article V
Miscellaneous

Section 5.01   Expenses; Prevailing Party. Each Party shall pay his or its own expenses (including attorneys’ fees) incident to this Agreement and the transactions contemplated herein. Notwithstanding the foregoing, in the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing party shall be reimbursed by the losing party or parties for all costs and expenses, including reasonable attorneys’ fees and expenses, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section 5.02   Notices. Any and all notices or other communications or deliveries required or permitted to be provided under this Agreement shall be in writing and shall be deemed given and effective on the earliest of (a) the business day following the date of mailing, if sent by nationally recognized overnight courier service, specifying next business day delivery, (b) the third business day following the date of mailing, if sent by certified mail, return receipt requested, postage prepaid, or (c) upon actual receipt by the Party to whom such notice is required to be given if delivered by hand. The address for such notices and communications shall be as follows:

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If to Michael Steiner:	Michael S. Steiner
290 N.E. 68th Street
Miami, FL 33138

If to Robert Steiner:	Robert M. Steiner
359 29th Avenue
San Francisco, CA 94121

If to the Purchaser	Henry M. Nahmad
and/or Nahmad:	290 N.E. 68th Street
Miami, FL 33138

In the case of notices	Stearns Weaver Miller Weissler Alhadeff &
to both the Purchaser and	Sitterson, P.A.
Nahmad, with a copy	Museum Tower
(which shall not constitute	150 West Flagler Street, Suite 2200
Notice) to:	Miami, FL 33130
Attn.: Eric Solomon

or, in each case or in the case of a subsequently admitted Party to this Agreement, to such other address as may be designated in writing hereafter, in the same manner, by such Party by prior notice to the other Party or Parties, as the case may be, in accordance with this Section 5.02.

Section 5.03   Governing Law; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Florida, without regard to the principles of conflicts of law thereof. Each Party agrees that all legal proceedings concerning the interpretation, enforcement and defense of this Agreement or the transactions contemplated by this Agreement (whether brought against a Party hereto or his or its respective Affiliates, directors, officers, securityholders, members, employees or agents) shall be commenced exclusively in the state or federal courts sitting in the Miami-Dade County, Florida. Each Party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Miami-Dade County, Florida for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the interpretation or enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such Proceeding is improper. Each Party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by applicable Law.

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TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 5.04    Titles and Headings. The titles and headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 5.05    Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any court of competent jurisdiction determines that any term or provision hereof, or any part of any such term or provision is invalid or unenforceable, such term or provision, or part thereof, shall be enforced to the full extent permitted by such court, and all other terms and provisions shall not thereby be affected and shall be given full effect, without regard to the invalid provisions or portions.

Section 5.06    Entire Agreement. This Agreement, the Purchase Agreement and the other documents being executed by the parties in connection with the Purchase Agreement constitute the entire agreement of the Parties with respect to the subject matter contained herein and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

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Section 5.07    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective heirs, successors, legal representatives, and permitted assigns and, to the extent set forth herein, transferees.

Section 5.08    No Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon any person or entity other than the Parties hereto and their respective heirs, successors, legal representatives, and permitted assigns and, to the extent set forth herein, transferees, any rights or remedies under or by reason of this Agreement.

Section 5.09    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the holder(s) of a majority of the Seller Shares then subject to this Agreement and the holder(s) of a majority of the Purchaser Shares then subject to this Agreement. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 5.10    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument. This Agreement may be transmitted by facsimile or electronically, and it is the intent of the parties that the facsimile copy (or a photocopy or PDF copy) of any signature printed by a receiving facsimile machine or computer printer shall be deemed an original signature and shall have the same force and effect as an original signature.

Section 5.11   Further Assurances. The Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Parties (in particular, the party or parties whose rights and privileges may be affected or at issue) may reasonably request or require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

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Section 5.12   Equitable Remedies. Each Party hereto acknowledges that the other Party or Parties hereto would be irreparably damaged in the event of a breach or threatened breach by such Party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other Parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach under this Agreement, at law or in equity, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting specific performance by such Party of its obligations under this Agreement.

Section 5.13   Legend on Stock Certificates.

(a)          In addition to any legends required by applicable Law, (i) each stock certificate representing any Seller Shares shall bear a legend in substantially the form set forth in paragraph (b) below for so long as this Agreement remains in effect, and (ii) each stock certificate representing any Purchaser Shares shall bear a legend in substantially the form set forth in paragraph (b) below until the expiration or termination of the Purchaser Share Restricted Period.

(b)          The restrictive legend referenced in paragraph (a) above shall be in substantially the following form:

“The shares represented by this certificate are subject to that certain Stockholders Agreement, dated March 6, 2015, and all amendments thereto, copies of which are on file at the principal office of the Company, and voluntary or involuntary sale, pledge, assignment, hypothecation, gift, or other disposition or transfer (as defined in such Stockholders Agreement) of the shares represented by this certificate or any interest therein shall be subject to the terms of such Stockholders Agreement and the shares represented hereby shall remain subject to the terms of such Stockholders Agreement notwithstanding any such Transfer.”

(c)          The Stockholders hereby agree to immediately submit to the Company the stock certificates held by each of them representing the Seller Shares or Purchaser Shares, as the case may be, for inscription of the aforesaid restrictive legend thereon.

(d)          Notwithstanding the foregoing or anything to the contrary contained herein, the enforceability of this Agreement, including, without limitation, the proxy granted hereby, shall not be affected by the fact that the stock certificates representing any Seller Shares or Purchaser Shares have not been delivered as provided for herein or that such stock certificates may not bear any legend with respect to the provisions of this Agreement.

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Section 5.14   Construction; Interpretation.

(a)          This Agreement shall be interpreted and construed without regard to any rule or presumption requiring that this Agreement be interpreted or construed against the party causing this Agreement to be drafted.

(b)          Whenever the context of this Agreement permits, the masculine or neuter gender shall include the feminine, masculine and neuter genders, and any reference to the singular or plural shall be interchangeable with the other.

(c)          For the avoidance of doubt, the terms “Common Stock,” “Seller Shares” and “Purchaser Shares” as used throughout this Agreement shall refer to the Company’s Common Stock or shares thereof, as the context may require, and any other securities into which the Company’s Common Stock may be converted during the term of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed as of the date first written above.

SYMMETRIC CAPITAL LLC

By:	/s/ Henry M. Nahmad
Name: Henry M. Nahmad
Title: Manager

/s/ Henry M. Nahmad
Henry M. Nahmad

/s/ Michael S. Steiner
Michael S. Steiner

/s/ Robert M. Steiner
Robert M. Steiner

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EXHIBIT A

Form of Joinder Agreement

Reference is hereby made to that certain Stockholders Agreement, dated as ________, 2015 (as amended from time to time, the "Stockholders Agreement"), by Symmetric Capital LLC, a Florida limited liability company, Henry M. Nahmad, and Michael S. Steiner and Robert M. Steiner, and the other Stockholders which may have become a party thereto from time to time.

Pursuant to and in accordance with Section ___ of the Stockholders Agreement, the undersigned hereby agrees that upon the execution of this Joinder Agreement, (a) the undersigned shall become a party to the Stockholders Agreement as a [Seller/Purchaser], (b) the undersigned shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Stockholders Agreement as a [Seller/Purchaser] as though an original party thereto, and (c) the shares of the Company’s Common Stock acquired on the date hereof by the undersigned from __________ shall be deemed to be [Seller/Purchaser] Shares for all purposes of the Stockholders Agreement.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Stockholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of _____________.

[Transferee Stockholder Name]

By
Name:
Title:

Address:

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